Exhibit 99.1
SECOND AMENDMENT
TO THE
CONSTELLATION BRANDS, INC.
1989 EMPLOYEE STOCK PURCHASE PLAN
(AS AMENDED AND RESTATED JULY 24, 2013)

WHEREAS, Constellation Brands, Inc. (the "Company") maintains the Constellation Brands, Inc. 1989 Employee Stock Purchase Plan, as amended and restated July 24, 2013, as amended by the First Amendment to the Constellation Brands, Inc. 1989 Employee Stock Purchase Plan, dated April 25, 2016 (collectively, the "Plan"), for the benefit of eligible employees of the Company and its affiliates; and

WHEREAS, amendment of the retirement provisions of the Plan are now considered desirable;

NOW, THEREFORE, pursuant to the power reserved to the Committee under Section 17 of the Plan, the Plan is hereby amended, effective as of April 25, 2025 in the following particulars:

1.By deleting the first sentence of Section 2.21 in its entirety and replacing it with the following:

"'Retirement' shall mean the termination of employment of an Employee who meets either of the following criteria: (a) is at least 55 years of age with at least 10 years of service; or (b) is at least 60 years of age with at least 5 years of service, in each case, with the Company, a Designated Subsidiary (at a time when it was a Subsidiary), a Designated Affiliate (at a time when it was an Affiliate) or combination of the foregoing (including, if the Committee so determines, service with entities acquired by the Company)."

IN WITNESS WHEREOF, on behalf of the Company, the undersigned officer has executed this amendment this 25th day of April, 2025.

CONSTELLATION BRANDS, INC.

By:	/s/ Jeffrey P. Viviano
Jeffrey P. Viviano
Title:	Senior Vice President, Global Total Rewards